SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13D

Under the Securities Act of 1934
(Amendment No. ____) *

NATIONAL REALTY AND MORTGAGE, INC.

(Name of Issuer) COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities) 637349 200
(CUSIP Number) Darren Ofsink, Esq. Guzov Ofsink, LLC 600 Madison Avenue, 14th Floor New York, New York 10022 Tel. No. (212) 371-8008
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) June 6, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See§240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No. 637349 200	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Rise Elite International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 210,886
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 210,886
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 210,886
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 92.28%
14	TYPE OF REPORTING PERSON CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liu Bo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 210,886 0
	8	SHARED VOTING POWER 0 210,886
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 210,886
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 148,443
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.95%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liang Deli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐ ITEM 2(d) or 2(e) / /
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 210,886
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 210,886
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,154
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.07%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

The class of equity securities to which this report on Schedule 13D relates is the $.001 par value per share common stock (the “Common Stock”) of National Realty and Mortgage, Inc. (the “Issuer”).

The Issuer is a Nevada corporation and its principal executive offices are located at Daqing Hi-Tech Industry Development Zone, Daqing, Heilongjiang, 163316, People’s Republic of China.

Item 2. Identity and Background.

(a) This report is filed jointly by each of the following persons (the “Reporting Persons”):

(i) Rise Elite International Limited (“Rise Elite”)

(ii) Liu Bo, Chairman and 70.39% shareholder of Rise Elite

(iii) Liang Deli, director and 7.66% shareholder of Rise Elite

(b) The place of organization of Rise Elite is the British Virgin Islands. The address of the business of Rise Elite, the principal office of Rise Elite, and the business of both Liu Bo and Liang Deli is: Daqing Hi-Tech Industry Development Zone, Daqing, Heilongjiang, 163316, People’s Republic of China.

(c) The principal business of Rise Elite is being a holding company. The present principal occupations of Liu Bo are as Chairman and CEO of Sunway and Chairman and CEO of the Issuer. The present principal occupations of Liang Deli are as Vice President of Sunway and director of the Issuer. The principal business address of the issuer is listed above in Item 2(b).

(d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or State securities laws or finding any violations with respect to such laws.

(f) Liu Bo and Liang Deli are citizens of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

On June 6, 2007, Rise Elite acquired 210,886 shares of the Issuer’s newly-designated Series A convertible preferred stock (the “Series A Preferred”) in a share exchange transaction (the “Share Exchange”) with the Issuer and World Through Limited, a company organized under the laws of the British Virgin Islands (“WTL”). In exchange for those shares of Series A Preferred, Rise Elite, which was until then the owner of 100% of the outstanding voting stock of WTL (such stock, the “WTL Shares”), transferred the WTL Shares, and therefore control over WTL, to the Issuer. The Share Exchange was effected pursuant to the terms of an agreement among the Issuer, WTL and Rise Elite executed on the date of the Share Exchange (the “Share Exchange Agreement”).

Each share of Series A Preferred is convertible into 60 shares of the Issuer’s Common Stock upon the consummation of the reverse stock split described below. Prior to conversion, the Series A preferred votes together with common stock and carries 60 votes per share.

As a result of the Share Exchange, (i) the Issuer ceased to be a shell company as that term is defined in Rule 12b-2 under the Exchange Act, (ii) WTL is now a wholly-owned subsidiary of the Issuer, and (iii) through its newly-acquired subsidiary WTL, the Issuer now indirectly controls the business of Daqing Sunway Technology Co., Ltd. (“Sunway”), a company organized under the laws of the People’s Republic of China (the “PRC”) that develops, manufactures and sells logistic transport systems and medicine dispensing systems.

Item 4. Purpose of Transaction.

The acquisition of 210,886 shares of the Issuer’s Series A Preferred in exchange for the outstanding shares of WTL was part of a series of transactions undertaken by the Issuer, WTL, Sunway, Rise Elite, and Sunway World Through Technology (Daqing) Co., Ltd., a company organized under the laws of the PRC and the directly wholly-owned subsidiary of WTL (“SWT”), in order to accomplish the acquisition of the business of Sunway by the Issuer. The other transactions included:

•
the change in control of the Issuer pursuant to the terms of the Share Exchange Agreement, under which the prior officers and directors of the Issuer resigned and Rise Elite appointed the Issuer’s new officers and directors. As a result, there was a change in the entirety of the Issuer’s executive officers on June 1, 2007, and a change in the entirety of the Issuer’s board of directors which occurred in two steps, on June 1 and June 18, 2007.

•
an arrangement pursuant the Share Exchange Agreement under which if the Issuer meets certain performance targets in 2007, it will issue to Rise Elite up to an additional 166,667 shares of Series A Preferred. The details of that arrangement are as follows: if in 2007, the Issuer has:

o	net income of at least $7 million but less than $8 million, and earnings of at least $0.37 per share, then the Issuer will deliver to Rise Elite an additional 50,000 shares of its Series A Preferred.

o	net income of at least $8 million but less than $9 million, and earnings of at least $0.42 per share, then the Issuer will deliver to Rise Elite an additional 100,000 shares of its Series A Preferred.

o	net income of at least $9 million and earnings of at least $0.48 per share, then the issuer will deliver to Rise Elite 166,667 shares of its Series A Preferred.

In each case, if at the end of 2007 the Series A Preferred has already been converted into our common stock (as described below), then for every share of Series A Preferred that we would otherwise have delivered to Rise Elite, we will deliver to Rise Elite 60 shares of our common stock.

•
the sale of 165,432 shares of the newly-created Series B Convertible Preferred Stock of the Issuer in a private placement transaction (the “Private Placement”) pursuant to a share purchase agreement (the “Preferred B Agreement”), from which the Issuer received gross proceeds of $6.7 million.

•
the sale by the Issuer under the Preferred B Agreement, for no additional consideration, of five series of warrants, Series A, B, J, C and D, to purchase an aggregate of 4,962,963, 2,481,481, 4,496,644, 4,962,963 and 2,248,322 shares of the Issuer's common stock, respectively. Each of the Series A, B, C and D warrants will expire on June 5, 2012. The Series J warrants will expire on June 5, 2008. The Series C and D warrants are exercisable only upon the exercise of the Series J warrants. The warrant exercise prices are: $1.76 (Series A), $2.30 (Series B), $1.49 (Series J), $1.94 (Series C) and $2.53 (Series D).

•
the arrangement under the Preferred B Agreement that the Issuer will obtain the listing of its common stock on the Nasdaq market or the American Stock Exchange by December 31, 2008, and if it fails to obtain the listing by that time, Rise Elite will be required to transfer a total of one million shares of common stock of the Issuer to the purchasers of the Series B Preferred as a penalty (the “Listing Penalty Shares”).

•
the cancellation of all of the 666,667 shares of Class A common stock of the Issuer held by our then-current officer and director Christopher Astrom, pursuant to the terms of a securities purchase agreement (the “Shell Purchase Agreement”) entered into by the Issuer, Rise Elite, Vision Opportunity Master Fund, Ltd. (“Vision”), our former officers and directors Richard Astrom and Christopher Astrom, and the holders of convertible debentures of the Issuer payable and overdue in the remaining principal amount of $199,202 (the “Debentures”).

•
the sale of the Debentures by holders to Vision in exchange for payment in the amount of $199,202, and the conversion of the Debentures by the Issuer into 12,734,689 shares of the Issuer’s common stock.

•
a series of restructuring transactions through which SWT acquired control over the business operations and financial affairs of Sunway. SWT’s control over Sunway gives indirect control to SWT’s parent company, WTL, and to WTL’s parent company, the Issuer. The reason that SWT acquired control over Sunway by contractual arrangement rather than by acquisition of Sunway’s stock is that under the laws of the PRC (as understood by the Issuer and WTL), a foreign-owned entity, such as SWT, is unable to acquire a PRC entity, such as Sunway, by issuing its capital stock, and the Issuer did not have sufficient cash to purchase all of the assets of Sunway based on their fair value, as required under the laws of the PRC.

•
an escrow arrangement under the terms of a Securities Escrow Agreement entered into by the Issuer, Rise Elite, the purchasers of the Series B Preferred in the Private Placement, and Loeb & Loeb LLP, as escrow agent, under which Rise Elite agreed to have 99,383 of the 210,886 shares of Series A Preferred issued to it under the Share Exchange Agreement initially held in escrow, which shares it may forfeit to the purchasers of the Series B Preferred, depending on the Issuer’s financial performance in 2007 and 2008. If the Issuer does not meet certain financial performance targets in 2007 and 2008, Rise Elite will forfeit up to 62,037 of the escrowed shares in each of those two years.

Under the terms of the Certificate of Designation for the Series B Preferred, the Issuer is obligated to cause an 86.3035-for-1 reverse stock split of its outstanding Common Stock (the “Reverse Split”). The Certificates of Designation for the Series A Preferred and the Series B Preferred constitute amendments to our Articles of incorporation, which set forth the terms of the stock issued under them as described above.

Except as set forth herein, none of the Reporting Persons has any other plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Each of the Reporting Persons reserves the right from time to time to acquire or dispose of shares of Common Stock or to formulate other purposes, plans or proposals regarding the Issuer or securities of the Issuer held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons beneficially own 210,886 shares of Series A Preferred, which will convert into 12,653,160 shares of the Issuer’s Common Stock upon the Reverse Split, which may happen within sixty days of the acquisition of the Series A Stock. Those shares of Common Stock will represent approximately 90.8% of the Issuer’s outstanding Common Stock after the Reverse Split.

(b) Rise Elite directly owns the 210,886 shares of Series A Preferred described in this report. Each of Liu Bo and Liang Deli may be deemed to hold shared voting and dispositive power over all of those 210,886 shares, in virtue of their ownership of 70.39% and 7.66% of the voting stock of Rise Elite, respectively. Because of this ownership, Liu Bo may be deemed to be the beneficial owner of 148,443, or 70.39%, of the 210,886 shares of Series A Preferred, and Liang Deli may be deemed to beneficially own 16,154, or 7.66%, of those shares.

(c) Except as described in Sections 3 and 4 of this report on Schedule 13D, no transactions in the Common Stock were effected during the past sixty days by any of the Reporting Persons.

(d) To the best knowledge of each of the Reporting Persons, no person other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of the 210,886 shares of Series A Stock reported in Item 5(a), except for the 99,383 of those shares initially held in escrow under the Securities Escrow Agreement described in Section 4 above.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With
   Respect to Securities of the Issuer.

None of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to the securities of the Issuer except for the arrangements under the Share Exchange Agreement, Preferred B Agreement, and Securities Escrow Agreement described above and the lock-up arrangement described below.

Under the lock-up agreement between the Issuer and Rise Elite, Rise Elite agreed that (i) it will not sell or transfer any shares of the Issuer’s common stock, Preferred Series A or Preferred Series B until at least 18 months after the effective date of a registration statement filed by the Issuer with the SEC relating to the Issuer’s Common Stock (the “Registration Statement”), and (ii) it will not sell or transfer more than one-twelfth of its total holdings of our common stock, Preferred Series A or Preferred Series B during any one month until at least 24 months after the effective date of the Registration Statement.

Item 7. Material to be Filed as Exhibits.

1.	Joint Filing Agreement among Rise Elite, Liu Bo, and Liang Deli.

2.	Share Exchange Agreement dated June 5, 2007, among the Issuer, Rise Elite and WTL.

3.	Series B Stock Purchase Agreement, dates as of June 5, 2007, by and among the Issuer, Vision Opportunity Master Fund, Ltd., and Columbia China Capital Group, Inc.

4.	Certificate of Designation for the Series A Convertible Preferred Stock of the Issuer, as filed with the Secretary of State of the State of Nevada.

5.	Certificate of Designation for the Series B Convertible Preferred Stock of the Issuer, as filed with the Secretary of State of the State of Nevada.

6.	Securities Purchase Agreement, dated as of June 5, 2007, by and among the Issuer, Vision, and Columbia China Capital Group, Inc.

7.	Securities Escrow Agreement, dated as of June 5, 2007, by and among the Issuer, Vision, Rise Elite and Loeb and Loeb LLP.

8.	Lock-Up Agreement by and among the Issuer and Rise Elite.

9.	Placement Agent Agreement, dated as of September 1, 2006, by and between Daqing Sunway Group and Kuhns Brothers, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Rise Elite International Limited

/s/ Bo Liu

By: Bo Liu
Title: Chief Executive Officer
Date: June 22, 2007

/s/ Bo Liu

Name: Bo Liu
Date: June 22, 2007

/s/ Liang Deli

Name: Liang Deli
Date: June 22, 2007